

March 30, 2022

Joseph M. Busky
Chief Financial Officer
Ortho Clinical Diagnostics Holdings plc
1001 Route 202
Raritan, New Jersey 08869

   Re: Ortho Clinical Diagnostics Holdings plc
    Form 10-K For the fiscal year ended January 2, 2022
    Filed March 8, 2022
    Response dated March 7, 2022
    File No. 001-39956

Dear Mr. Busky:

  We have reviewed your March 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2022 letter.

Form 10-K for the fiscal year ended January 2, 2022

Audited Financial Statements of Ortho Clinical Diagnostics Holdings plc, page F-1

1. We have reviewed your response to prior comment 4 and have the following additional comments:

  • We note you have concluded that you are the principal related to the Grifols Agreement and an agent under certain other Grifols agreements. Please provide us your evaluation of ASC 606-10-55-36 through 55-39A for the Agreement.

  • We note your portion of the pre-tax net profit shared under the Joint Business was $57.4 million, $55.6 million and $70.7 million during the prior three fiscal years and that these costs are reflected as a component of Other operating expense, net. Please briefly clarify the difference between these numbers and the numbers under Note 15, page 127.

- We note you considered the nature of the remittance of the net pre-tax profits to Grifols and ultimately concluded that an accounting policy of recording these net costs as a component of Other operating expense, net is a "reasonable, rational, and consistently applied accounting policy election" which accurately reflects the nature of these costs. Please address with more specificity why your characterization of the amounts Grifols shares with you as Net Revenue and the amounts you share with them as Other operating expense, net is a consistently applied policy election.

- Based on your response, it appears that you are applying ASC 808-10 to the 50-year collaboration Agreement entered into in 1989. In this regard, please describe to us the extent you have considered ASC 808-10-15-6, which sets forth, in part, that "participants shall reevaluate whether an arrangement continues to be a collaborative arrangement whenever there is a change in either the roles of the participants in the arrangement or the participants' exposure to significant risks and rewards dependent on the ultimate commercial success of the endeavor." In addition, please provide us an evaluation of ASC 808-10-15-8 through 15-9 as it relates to Active Participation by the participants in the Hepatitis and HIV diagnostics businesses. If you believe Grifols supply of a portion of the antigens used in your production of the diagnostics products is a relevant factor, please evaluate it including whether the supply is part of the collaboration Agreement or a separate agreement. If applicable, address whether your evaluation of Active Participation is consistent with your evaluation of the labeling of the profit sharing payments as an "other" operating expense. Likewise, please provide us an evaluation of ASC 808-10-15-10 through 15-13 as it relates to Significant Risks and Rewards in the Hepatitis and HIV diagnostics businesses by the participants. Lastly, please address whether your "profit sharing arrangement" is a Joint Operating Activity as described in ASC 808-10-15-7. Please provide us a copy of the collaboration Agreement. If the Agreement is not within the scope of ASC 808-10, please provide us an evaluation of its terms relative to your accounting.

- Your disclosure on page 33 indicates that your Joint Business is "structured as a license, research and supply agreement" through which "you share control over significant decisions with unaffiliated third parties." Revise your future filings to more clearly explain how control over decisions regarding sales to third parties are shared with Grifols.

- Based on your disclosure it appears that the payments to Grifols are the direct costs of the licensed revenues. Revise the line items in your future filings to clearly reflect this fact, or clearly explain how you determined this is not the case.

        You may contact Michael Fay at 202-551-3812 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3494 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences